EXHIBIT A

ATLAS AND BLUE WOLF CORRECT VERSO’S MISLEADING COMMENTS

REGARDING SETTLEMENT DISCUSSIONS

Tim Lowe Would Be An Instrumental Addition To The Verso Boardroom

Greenwich, CT and New York, NY – January 22, 2020 – Lapetus Capital II LLC (together with its affiliates, “Atlas”), along with other participants in its solicitation, including BW Coated LLC (together with its affiliates, “Blue Wolf”), the beneficial owner of approximately 9.43% of the outstanding common stock in Verso Corporation (NYSE: VRS, the “Company” or “Verso”), today issued the following statement to clarify recent comments Verso made regarding settlement negotiations:

Atlas has on multiple occasions in good faith sought to resolve its dispute with the incumbent Verso directors in a consensual manner that benefits all stockholders and minimizes unnecessary expense and disruption to the Company. These settlement overtures began in earnest over six months ago in June 2019. Verso, on the other hand, continues to try to misdirect stockholders by diverting attention from the Board of Directors’ abysmal governance practices, indefensible capital allocation strategy and poor operational track record. Just two days ago they proposed increasing the Board size yet again with an eighth director to attempt to manipulate Verso’s governance without stockholder approval. We believe that these “red herring” settlement offers are solely made to try to portray Atlas in a negative light and are never intended to engage with Atlas in a meaningful way.

Specific clarification is needed to correct the distorted and misleading Verso narrative, including:

1.	Key Background Information:

•	Institutional Shareholder Services (“ISS”) Recommendation: “Taken as a whole … additional change at the Board level is warranted.”[1]

•

Delaware Court of Chancery Ruling: There are sufficient facts to establish a credible basis for the Delaware Chancery Court to infer that there may have been entrenchment motives and possible wrongdoing by the Verso Board of Directors affecting the strategic review process that led to the Pixelle transaction.

2.

Verso’s Maligning and Misrepresentations Regarding Nominee Tim Lowe. Verso has continued to misrepresent the actions of Atlas nominee Tim Lowe. Despite what the Company has said about Mr. Lowe’s participation in the union discussions in 2018, the Board and its advisors agreed that Atlas and Blue Wolf and its representatives, including Mr. Lowe, would have such discussions, which were encouraged and sanctioned by the Board and the senior management of Verso including, Mr. St. John (the now-current CEO of Verso). Additionally, Atlas, Blue Wolf and Mr. Lowe worked collaboratively with the senior management team of Verso, including Mr. St. John, on the terms that were presented to the Company’s unions. Any inference to the contrary is patently false, misleading and a reflection of the depths of Verso’s desperation. Atlas and Blue Wolf have no doubt that Mr. Lowe would uphold his fiduciary duties on the Board with integrity and thoughtfulness. Furthermore, Tim Lowe is an excellent director candidate with vast operating experience in the paper and pulp industry, and Verso’s defamatory commentary is a reflection on the Verso Board’s decision-making.

[1]	Permission to quote ISS was neither sought nor obtained.

3.

By proposing to expand the Board yet again, Verso is proposing to dilute the impact of the stockholder vote. In the last couple of months after Atlas and Blue Wolf nominated director candidates, Verso has (i) almost doubled the size of the Board and (ii) agreed to sell a significant portion of the Company’s assets. Then, the Board took another step to offer as a “settlement” that an additional eighth director would be appointed by February 15th. It is concerning to us that the Board has continued to expand the size of the Board (while potentially downsizing the Company) but yet refuses to appoint the highly-qualified, independent nominees that have been presented by one of the Company’s largest stockholders. Indeed, after ISS has made its recommendation, Verso is proposing to undercut that recommendation by offering Atlas two (2) Board seats out of an eight (8) member Board, rather than Atlas’ three (3) nominees out of the current seven (7) member Board. Once again Verso is trying to manipulate the governance process to frustrate the clear views of the owners, the stockholders.

4.

The Specialty Mills Sale. Atlas has continuously requested additional information in order to make as informed a decision as possible with respect to the Specialty Mills Sale. If the sale is approved, Atlas and Blue Wolf would expect that the newly elected Verso Board, including any Atlas nominees, would implement the transaction in accordance with its terms – Verso suggesting otherwise is another false “scare tactic” to attempt to derail the election of Atlas’ nominees.

Atlas believes that this most recent display of poor communication with investors reveals the extent to which the Board has been misguided.

Atlas and Blue Wolf encourage stockholders to vote on the BLUE proxy card today FOR the election of all THREE (3) of its highly-qualified independent nominees – Timothy Lowe, Sean Erwin and Jeffery Kirt.

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Atlas Holdings is an industrial holding company with a portfolio of 20 companies with aggregate annual revenues of approximately $5 billion, operating approximately 150 facilities and employing more than 18,000 people globally. Although we are engaged in a variety of industrial sectors, Atlas Holdings has been successfully investing in the pulp, paper and packaging industries since our formation in 1999, including specifically in the subsectors in which Verso participates — specialty paper, graphic paper, packaging paper and pulp. We generate profits for our investors by investing in underperforming businesses and unlocking the full potential of those companies over the long term. Atlas Holdings has a total of approximately $3.0 billion of committed capital under management, including $1.7 billion in its third investment fund.

Blue Wolf Capital Partners is a middle market private equity firm whose partners have decades of experience investing in and growing companies. Blue Wolf transforms companies strategically, operationally and collaboratively. Blue Wolf manages challenging situations and complex relationships between businesses, customers, employees, unions and regulators to build value for stakeholders. For over a decade Blue Wolf has been an active investor in pulp, paper and forest products companies with a highly successful track record. Blue Wolf has over $1.6 billion in committed capital.

IMPORTANT INFORMATION

On December 31, 2019, Lapetus Capital II LLC (“Lapetus”), together with the other participants in Lapetus’ proxy solicitation (the “Participants”), filed a definitive proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies in connection with the 2019 annual meeting of stockholders of Verso Corporation (the “Company”). LAPETUS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN. The Definitive Proxy Statement and a form of proxy is available to stockholders of the Company at no charge on the SEC’s website at http://www.sec.gov and is also available, without charge, on request by contacting Lapetus’ proxy solicitor Harkins Kovler, LLC by telephone at the following numbers: 1 (212) 468-5380 (banks and brokers call collect) or toll-free at 1 (877) 339-3288.

Media Contacts:

Prosek Partners

Andrew Merrill / Brian Schaffer

646.818.9216 / 646.818.9229

amerrill@prosek.com / bschaffer@prosek.com